UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

717512X203

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

2 Overhill Road, Suite 400

Scarsdale, New York 10583

(212) 974-3070

ANDREW FREEDMAN, ESQ.

BACHAR MAHMOUD, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%*
14	TYPE OF REPORTING PERSON

CO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

2

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%*
14	TYPE OF REPORTING PERSON

OO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

3

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

4

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

JNS Holdings Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,389,869 shares of Common Stock 280,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%*
14	TYPE OF REPORTING PERSON

IN

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

6

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,321,499 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%*
14	TYPE OF REPORTING PERSON

IN

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

7

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Leo Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Stephen Friscia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Charles S. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Jonathan L. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Joshua N. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Jude C. Uzonwanne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Nigeria
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 717512X203

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

In connection with the entry into Cooperation Agreement, as defined and described in Item 4 below, and following Iroquois Master Fund’s withdrawal of its Nomination Notice, dated June 23, 2022 (the “Nomination Notice”), with respect to the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and its Notice of Proposed Action by Written Consent, dated July 8, 2022 (the “Notice of Proposed Action by Written Consent”), to elect Richard Abbe, Kimberly Page, Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne to the Issuer’s Board of Directors (the “Board”) by the written consent of the Issuer’s stockholders in lieu of a meeting, the Reporting Persons executed a Termination of Joint Filing and Solicitation Agreement (the “Termination Agreement”). In connection with the Termination Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference, JNS and Messrs. Leo Abbe, Friscia, Ryan, Schechter, Silverman and Uzonwanne are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 to the Schedule 13D. Iroquois Master Fund, Iroquois Capital, ICIG, Richard Abbe and Kimberly Page have entered into a Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,321,499 Shares and Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,970,979, including brokerage commissions.

The aggregate purchase price of the 68,370 Shares and Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the “Blocker”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the applicable Blocker.

The Shares purchased by Mr. Schechter were purchased with personal funds in the open market. The aggregate purchase price of the 50,000 Shares owned by Mr. Schechter is approximately $111,686, excluding brokerage commissions.

The Shares purchased by JNS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market. The aggregate purchase price of the 50,000 Shares owned by JNS is approximately $112,413, excluding brokerage commissions.

14

CUSIP No. 717512X203

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 15, 2022, Iroquois Master Fund, Iroquois Capital and ICIG (collectively, “Iroquois”) entered into a Cooperation Agreement with the Issuer (the “Cooperation Agreement”), regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, the Board (i) accepted the previously tendered irrevocable resignation of each of Dr. Gerald W. Crabtree, Thomas Liquard, Dr. Matthias Löhr, Dr. Raymond C.F. Tong and Carlos A. Trujillo and (ii) appointed each of Daniel Allen, Daniel S. Farb, Jonathan L. Schechter, Joshua N. Silverman (together with Mr. Schechter, the “Iroquois Appointees”) and Jack E. Stover as a member of the Board. Following the execution of the Cooperation Agreement, the Board consists of the following seven (7) members: Dr. Michael M. Abecassis, Daniel Allen, Daniel S. Farb, Jonathan L. Schechter, Joshua N. Silverman, Jack E. Stover and Kenneth L. Waggoner (Chairman) (collectively, the “Reconstituted Board”). The Issuer, the Board and all applicable committees of the Board agreed to take all necessary action to nominate the members of the Reconstituted Board for election as directors at the 2022 Annual Meeting. The parties further agreed that the Issuer and the Board shall take all necessary action to nominate the members of the Reconstituted Board at any annual or special meeting of the Issuer’s stockholders or solicitation of written consents of the Issuer’s stockholders during the Standstill Period (as defined below) (each such meeting and consent solicitation, an “Applicable Meeting”); provided that, with respect to the Iroquois Appointees, Iroquois must have a beneficial ownership of at least two percent (2.0%) of the outstanding Shares at the time of the nomination and solicitation of proxies. The parties also agreed that the size of the Board will remain fixed at seven (7) directors unless otherwise mutually agreed by the parties.

The Cooperation Agreement also provides that if any of the members of the Reconstituted Board ceases to serve as a director for any reason during the Standstill Period, then the Nominating Committee shall be solely responsible for identifying replacement candidates for nomination or appointment to the Board; provided, however, that if any of the Iroquois Appointees ceases to be a director for any reason during the Standstill Period and at such time Iroquois beneficially owns at least two percent (2.0%) of the outstanding Shares, then Iroquois shall be solely entitled to designate a person, who meets certain independence and experience criteria in accordance with the terms of the Cooperation Agreement, to serve as a replacement on the Board for such Iroquois Appointee and the Board shall promptly appoint such person to the Board and nominate such person for election to the Board at any Applicable Meeting.

Pursuant to the terms of the Cooperation Agreement, Iroquois agreed, among other things, to (i) irrevocably withdraw its Nomination Notice, Notice of Proposed Action by Written Consent, preliminary consent solicitation statement, including any subsequent amendments thereto or any definitive version thereof (the “Consent Statement”) and its outstanding demands for the books and records of the Issuer, and to not solicit any consents in connection with the Consent Statement, subject to the fulfilment of certain obligations by the Issuer under the Cooperation Agreement, (ii) appear in person or by proxy at the 2022 Annual Meeting or at any Applicable Meeting and (iii) vote all Shares beneficially owned by Iroquois at the 2022 Annual Meeting or any Applicable Meeting (a) in favor of the members of the Reconstituted Board; and (b) otherwise in accordance with the recommendations of the Board; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than as related to the election or removal of directors), Iroquois is permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that Iroquois is permitted to vote in their sole discretion with respect to any publicly announced proposals relating to an extraordinary transaction involving the Issuer or any of its subsidiaries.

15

CUSIP No. 717512X203

Pursuant to the terms of the Cooperation Agreement, Iroquois also agreed to certain customary standstill provisions lasting from the date of the Cooperation Agreement through the date that is the later of (i) September 30, 2024 or (ii) the date on which neither of the Iroquois Appointees (nor their respective designated replacements) continues to serve on the Board (the date of the Cooperation Agreement through such later date, the “Standstill Period”). During the Standstill Period, Iroquois agreed, among other things, not to (i) nominate any person at an Applicable Meeting, (ii) submit any proposal for consideration or bring any other business before an Applicable Meeting, (iii) initiate, encourage or participate in a “vote no,” “withhold” or similar campaign with respect to any Applicable Meeting, (iv) engage in any solicitation of proxies with respect to the securities of the Issuer, (v) enter into a voting agreement or form, join or knowingly participate in a “group” with other stockholders of the Issuer, other than certain affiliates of Iroquois, (vi) seek or submit or knowingly encourage any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors, (vii) seek, alone or in concert with others, representation on the Board other than as described in the Cooperation Agreement, (viii) make any proposal for consideration by stockholders or solicit the written consents of stockholders in lieu of a meeting in connection with any proposal, making any offer or proposal with respect to any business combination involving Iroquois and the Issuer, solicit, publicly encourage, initiate or support a third party in making an acquisition proposal or calling or seeking to call a special meeting of stockholders, (ix) advise, encourage, support or influence any vote at an Applicable Meeting regarding the appointment, election or removal of directors, (x) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Issuer, except in accordance with the terms of the Cooperation Agreement, (xi) acquire any security of the Issuer or derivate thereof that would result in Iroquois beneficially owning 14.9% or more of the then-outstanding Shares or (xii) demand a copy of any books and records of the Issuer under the Nevada Revised Statutes 78.105 or equivalent state or federal laws.

The Issuer and Iroquois also made certain customary representations, agreed to mutual non-disparagement and no-litigation provisions and agreed to jointly issue a press release announcing certain terms of the Cooperation Agreement. Pursuant to the terms of the Cooperation Agreement, the Issuer also agreed to hold the Issuer’s (i) 2023 annual meeting of stockholders no earlier than December 15, 2023 and no later than December 31, 2023 and (ii) 2024 annual meeting of stockholders no earlier than December 15, 2024 and no later than December 31, 2024, in each case unless otherwise mutually agreed to by the parties.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,749,066 Shares, which represents the number of Shares issued and outstanding as of July 28, 2022, as represented in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 28, 2022.

For purposes of calculating the percentages, excluded from the Reporting Persons’ beneficial ownership due to the Blocker are an aggregate of 280,000 Shares consisting of (i) 84,000 Shares issuable upon the exercise of Warrants owned by ICIG and (ii) 196,000 Shares upon the exercise of Warrants owned by Iroquois Master Fund.

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A.	Iroquois Master Fund
(a)	As of the close of business on August 12, 2022, Iroquois Master Fund may be deemed the beneficial owner of (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants

(c)	The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
B.	Iroquois Capital
(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,321,499 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 6.4%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Iroquois Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
C.	ICIG
(a)	As of the close of business on August 12, 2022, ICIG may be deemed the beneficial owner of (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
4. Shared power to dispose or direct the disposition: 0

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(c)	ICIG has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
D.	JNS
(a)	As of the close of business on August 12, 2022, JNS may be deemed the beneficial owner of 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	JNS has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

E.	Richard Abbe
(a)	Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 1,321,499 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
F.	Kimberly Page
(a)	Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,321,499 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.4%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,321,499 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Mrs. Page has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
G.	Jonathan L. Schechter
(a)	As of the close of business on August 12, 2022, Mr. Schechter may be deemed the beneficial owner of 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schechter has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

H.	Joshua N. Silverman
(a)	Mr. Silverman, as the managing member of JNS, may be deemed the beneficial owner of the 50,000 Shares owned by JNS.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Silverman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

I.	Leo Abbe, Stephen Friscia, Charles S. Ryan and Jude C. Uzonwanne
(a)	As of the close of business on August 12, 2022, none of Messrs. Abbe, Friscia, Ryan and Uzonwanne owned any Shares.

Percentage: 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)

None of Messrs. Abbe, Friscia, Ryan and Uzonwanne has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 15, 2022, the Reporting Persons executed the Termination Agreement, thereby terminating the Amended and Restated Joint Filing and Solicitation Agreement (as defined in Amendment No. 2 to the Schedule 13D). A copy of the Termination Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On August 15, 2022, Iroquois Master Fund, Iroquois Capital, ICIG, Richard Abbe and Kimberly Page entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On August 15, 2022, Iroquois and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.3 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Termination Agreement, dated August 15, 2022.
99.2	Joint Filing Agreement, dated August 15, 2022.
99.3	Cooperation Agreement by and among PharmaCyte Biotech, Inc. and Iroquois Master Fund Ltd., Iroquois Capital Management, LLC and Iroquois Capital Investment Group LLC, dated August 15, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

JNS HOLDINGS GROUP LLC

By:	/s/ Joshua N. Silverman
	Name:	Joshua N. Silverman
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE Individually and as attorney-in-fact for Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne

/s/ Kimberly Page
KIMBERLY PAGE

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SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

IROQUOIS MASTER FUND LTD.

Purchase of Common Stock	1,500	2.4100	07/11/2022
Purchase of Common Stock	800	2.4300	07/12/2022
Purchase of Common Stock	5,100	2.4100	07/27/2022
Purchase of Common Stock	5,000	2.4200	07/28/2022